Exhibit 99.8

Mark Kaufman

16, boulevard de la Princesse Charlotte

98000 Monaco

Roustam Tariko
Chairman of the Board of Directors
N. Scott Fine
Lead Director
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mt. Laurel, NJ 08054
USA

By fax (+1 856 273 6996)

August 2, 2012

Dear Roustam, dear Scott,

Following the announcement that William S. Shanahan has resigned from CEDC’s Board of Directors, I write to propose that the Board of Directors appoint me as a director to fill the resulting vacancy.

I sincerely appreciate that the Board has recognized that my experience and skill will make me a valuable asset to the Board and has already nominated me for election as a director at the next annual meeting of stockholders. Unfortunately, the next annual meeting has been delayed, and its date is still unknown.

However, the vacancy created by Mr. Shanahan’s resignation presents an opportunity to accelerate my appointment to the board of directors (subject to re-election at the annual meeting of shareholders), which I believe to be in the best interests of the Company and all its shareholders.

Since my appointment to the Russian Oversight Committee, I have had the opportunity to make a preliminary assessment of the Russian operations of CEDC. There is room for significant improvement. Considering the stakes are high for CEDC, I believe that no time should be wasted and new nominations should focus on those with solid operational backgrounds and a strong knowledge of the wine and spirit industry.

My appointment to the Board will also help to facilitate and improve communication from the bottom upward in the Company at a time when the Board urgently needs a real-time and comprehensive understanding of the actual operational situation in Russia.

I look forward to your positive reaction and to continuing to contribute to the turnaround of CEDC.

Yours truly,

/s/ Mark Kaufman

Mark Kaufman